Mail Stop 6010





       August 26, 2005



Mr. Michael Branca
Vice President and Chief Financial Officer
MTS Medication Technologies, Inc.
2003 Gandy Boulevard North, Suite 800
St. Petersburg, Florida 33702

	RE:	MTS Medication Technologies, Inc.
		Form 10-K for the period ending March 31, 2005
		Form 8-K dated July 27, 2005
		Filed July 27, 2005
		File No. 1-31578

Dear Mr. Branca:

	We have reviewed your response dated August 22, 2005 and have the following comments. We have limited our review to matters related to the issues raised in our comments and we will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note that your response letter dated August 22, 2005 did not include a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please include this statement in your next response.


Form 10-Q filed August 10, 2005

Item 4 Controls and Procedures, page 18

2. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "subject to the limitations noted below." Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the limitations, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the limitations. Or, if true, you can state that given the limitations, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at
(202)
551-3671.

								Sincerely,



								Angela J. Crane
								Accounting Branch Chief
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Michael Branca
MTS Medication Technologies, Inc.
August 26, 2005
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